Exhibit 11.1

PKF San Diego, LLP 2020 Camino del Rio North, Suite 1000 San Diego, CA 92108 www.pkfsandiego.com

Consent of Independent Auditor

We consent to the use, in the Offering Statement on Form 1-A of CalTier Fund I, LP, a Delaware limited partnership, of our report dated May 12, 2023 on our audits of the statements of financial condition as of December 31, 2022 and 2021, and the related statements of operations, changes in partners’ capital (deficit) and cash flows for the years then ended, and the related notes to the financial statements.

San Diego, California	PKF San Diego, LLP

February 12, 2024

PKF San Diego, LLP is a member of PKF Global, the network of member firms of PKF International Limited, and Allinial Global, each of which is a separate and independent legal entity and does not accept any responsibility or liability for the actions or inactions of any individual member or correspondent firm(s).